PJB 3/27

07004746

SEC MAIL PROCESSING RECEIVED MAR 2007 WASH. DC 161 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39788

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burnham Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Avenue of the Americas, 26th Floor
(No. and Street)

New York, (City) | New York (State) | 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mara D. Stempler (212) 603-7521
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) | New York (City) | N.Y. (State) | 10004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 03 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mara D. Stempler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burnham Securities Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]

Signature

Chief Financial Officer

Title

[signature]

Notary Public

FRANCES MATTERA
Notary Public State of New York
No. 01MA4603840
Qualified in Nassau County
Commission Expires March 30, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

BURNHAM SECURITIES INC.

December 31, 2006

CONTENTS

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder of
Burnham Securities Inc.

We have audited the accompanying statement of financial condition of Burnham Securities Inc. (the "Company") as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, changes in subordinated liabilities and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burnham Securities Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 27, 2007

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Burnham Securities Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash	$ 127,761
Due from broker	1,397,218
Commissions receivable	244,475
Securities owned, at market value	522,335
Deferred commissions, net	200,727
Other assets, net	519,390
	$3,011,906

LIABILITIES, SUBORDINATED LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Commissions payable	$ 311,670
Accounts payable and accrued expenses	708,774
	1,020,444
Subordinated liabilities	300,000
	1,320,444
Commitments (Note G)	
Stockholder's equity	
Common stock, par value $.01; 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	4,670,095
Accumulated deficit	(2,978,643)
Total stockholder's equity	1,691,462
	$ 3,011,906

The accompanying notes are an integral part of this statement.

Burnham Securities Inc.

STATEMENT OF OPERATIONS

Year ended December 31, 2006

Income	
Commissions	$ 8,767,817
Investment banking fees	3,781,557
Concession and distribution fees	1,037,134
Research fees	596,539
Interest and dividends	783,414
Principal transactions, net	82,929
Total income	15,049,390
Expenses	
Employee compensation and benefits	5,371,703
Commissions	5,018,278
Execution, clearance and distribution	1,884,037
Rent and occupancy costs	1,376,299
Communications	662,152
Office maintenance	150,495
Travel and entertainment	162,927
Office supplies and services	127,135
Insurance	163,784
Advertising and promotions	50,721
Professional fees	114,523
Regulatory fees	120,906
Other expenses	371,758
Total expenses	15,574,718
NET LOSS	$ (525,328)

The accompanying notes are an integral part of this statement.

Burnham Securities Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended December 31, 2006

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance - January 1, 2006	$10	$3,770,095	$(2,453,315)	$1,316,790
Net loss	-	-	(525,328)	(525,328)
Contributions	-	900,000	-	900,000
Balance - December 31, 2006	$10	$4,670,095	$(2,978,643)	$1,691,462

The accompanying notes are an integral part of this statement.

Burnham Securities Inc.

STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES

Year ended December 31, 2006

Subordinated liabilities - January 1, 2006	$300,000
Subordinated liabilities - December 31, 2006	$300,000

The accompanying notes are an integral part of this statement.

Burnham Securities Inc.

STATEMENT OF CASH FLOWS

Year ended December 31, 2006

Cash flows from operating activities	
Net loss	$(525,328)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation and amortization	282,697
(Increase) decrease in operating assets	
Due from broker	(781,045)
Commissions receivable	88,627
Securities owned, at market value	(144,640)
Deferred commissions	20,569
Other assets	146,500
Increase (decrease) in operating liabilities	
Commissions payable	(38,404)
Accounts payable and accrued expenses	63,337
Payable to affiliate	(32,320)
Net cash used in operating activities	(920,007)
Cash flows from investing activities	
Purchase of furniture and fixtures	(14,347)
Net cash used in investing activities	(14,347)
Cash flows from financing activities	
Capital contributions from Parent	900,000
Net cash provided by financing activities	900,000
NET DECREASE IN CASH	(34,354)
Cash at beginning of year	162,115
Cash at end of year	$ 127,761
Supplementary cash flow information:	
Cash paid during the year for	
Interest	$ 19,500

The accompanying notes are an integral part of this statement.

NOTE A - NATURE OF BUSINESS

Burnham Securities Inc. (the "Company"), a New York corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the National Association of Securities Dealers, Inc. ("NASD") and a member of the National Futures Association ("NFA"). All transactions on behalf of customers are cleared on a fully disclosed basis with a clearing broker. The Company's customers are located in various regions throughout the United States. The Company participates in various syndicates and underwritings. The Company is wholly owned by Burnham Financial Group Inc. (the "Parent"). The Parent is a holding company that owns an affiliated investment advisor, Burnham Asset Management Corporation ("BAM").

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

1. *Basis of Accounting*

The financial statements of the Company were prepared in accordance with accounting principles generally accepted in the United States of America.

2. *Securities Transactions*

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Realized gains are determined using the specific identification method. Commission income and expenses from customer transactions are recorded on a trade-date basis. Unrealized gains and losses are reflected in income for securities owned and securities sold but not yet purchased. Securities owned and securities sold but not yet purchased are stated at quoted market values with the unrealized gains or losses reflected in income. Subsequent market fluctuations may require purchasing the securities at prices which may differ from the values reflected on the statement of financial condition. Dividend income is recognized on the ex-dividend date.

Syndicate, investment banking and other fees are recorded at the time the related transactions are completed and the income is reasonably determinable and assured of collection.

3. *Deferred Commissions*

The Company acts as a distributor for the funds managed by the Company's affiliate. In this capacity, the Company pays commissions to brokers for sales of certain classes of fund shares. These commission expenses are deferred and are generally amortized over a period of five years,

NOTE B (continued)

which coincides with the period when distribution fees are expected to be earned from the funds. Additionally, the Company receives a fee from the funds upon the holder of such shares redeeming prior to holding such shares for five years. Upon share redemption, the corresponding unamortized deferred commissions are charged to operations.

4. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

5. *Exemption From Rule 15c3-3*

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that Rule.

NOTE C - TRANSACTIONS WITH BROKERS AND DEALERS

The clearing, settlement and custody for the Company's customer and proprietary security transactions are performed by its clearing broker pursuant to a clearing agreement.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from customer accounts introduced by the Company. Valuation allowances are recorded for any uncollateralized customer obligations doubtful of collection. As of December 31, 2006, no valuation allowance was required.

NOTE D - INCOME TAXES

As an S Corporation, under the Internal Revenue Code, the Parent files combined tax returns which include the Company and BAM. The shareholders of the Parent are responsible for their proportionate share of Federal income taxes. Therefore, no provision for Federal income taxes has been provided in these financial statements. For accounting purposes, the Company is allocated state and local taxes pro rata based upon its contribution of taxable income to the combined group. Under an informal tax sharing arrangement, no tax benefit is allocated to group members with cumulative net operating losses.

NOTE E - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be at least the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. The rule prohibits the Company from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater. Net capital and aggregate indebtedness change from day to day, but at December 31, 2006, the Company had net capital of $1,260,926, which exceeded its requirement of $100,000 by $1,160,926.

NOTE F - RELATED PARTY TRANSACTIONS

The Company and its affiliate, Burnham Asset Management Corporation (owned by a common Parent), share certain office space, personnel and administrative expenses. The Company was charged $2,808,434 for its share of these expenses by the affiliate. The Company shares certain other office space, personnel and administrative expenses with this affiliate, for which it has charged this affiliate $3,214,690 during the year ended December 31, 2006. Additionally, the Company effects portfolio transactions for certain accounts managed by such affiliate. Income related to these accounts amounted to $2,211,375.

The Company has a subordinated loan outstanding from its affiliate in the amount of $300,000. The Company recorded $19,500 in interest on this loan during the year. Included in accounts payable and accrued expenses on the statement of financial condition is approximately $3,250 representing interest payable on this loan at December 31, 2006. Carrying value for this loan approximates fair value based upon the market rate of interest.

NOTE F (continued)

This subordinated loan agreement with Burnham Asset Management Corporation is approved by the NASD and is thus available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The Company received $191,978 in commissions for trade executions from Burnham Investors Trust. As distributor of the Trust, the Company received $137,455 in sales loads and $884,582 in distribution fees.

During the year, the Parent effected a transfer of capital from Burnham Asset Management Corporation to the Company in the amount of $900,000 for operating purposes.

NOTE G - COMMITMENTS

The Company leases office space under noncancelable operating leases through March 31, 2010 for its branch offices. Future minimum lease payments under the noncancelable operating leases are as follows at December 31:

Year ending December 31,	Amount
2007	$150,903
2008	140,726
2009	82,242
2010	10,308
Thereafter	-
	$384,179

During 2006, the Company incurred rent expense of $1,100,682, of which $1,041,530 was allocated from an affiliate for shared office space, as discussed in Note F.

SUPPLEMENTARY INFORMATION

Burnham Securities Inc.

COMPUTATION OF NET CAPITAL PURSUANT TO NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

Stockholder's equity per statement of financial condition		$1,691,462
Additions		
Subordinated liabilities		300,000
Nonallowable assets		
Deferred commissions	$200,727	
Other	453,546	(654,273)
Net capital before haircuts		1,337,189
Haircuts on securities		(76,263)
Net capital		$1,260,926
Aggregate indebtedness		
Commissions payable, net		$ 286,545
Accounts payable and accrued expenses		708,774
		$ 995,319
Ratio of aggregate indebtedness to net capital		0.79 to 1
Minimum capital required - the greater of 6-2/3% of aggregate indebtedness of $995,319 or $100,000		$ 100,000
Excess of net capital over minimum requirement		$1,160,926

There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 Part IIA filing of December 31, 2006.

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

BURNHAM SECURITIES INC.

December 31, 2006

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder of
Burnham Securities Inc.

In planning and performing our audit of the financial statements and supplementary information of Burnham Securities Inc. (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 27, 2007

END

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com

END